SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 4)1


                                  HAGGAR CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    405173105
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                                 (CUSIP Number)


                               (Voluntary Filing)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_| Rule 13d-1(d)


--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

-----------------------------                            -----------------------
CUSIP No. 405173105                        13G            Page 2 of 5 Pages
-----------------------------                            -----------------------

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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Gerald Van Tsai
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)     |_|
                                                                     (b)     |_|

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3         SEC USE ONLY

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4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                   5        SOLE VOTING POWER

                            113,289
   NUMBER OF       -------------------------------------------------------------
    SHARES         6        SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                 None
    EACH           -------------------------------------------------------------
  REPORTING        7        SOLE DISPOSITIVE POWER
   PERSON
    WITH                    113,289
                   -------------------------------------------------------------
                   8        SHARED DISPOSITIVE POWER

                            188,249
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          301,538

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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          |_|

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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.7%

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12        TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------

Item 1(a).   Name of Issuer:

             HAGGAR CORP.
             -------------------------------------------------------------------

Item 1(b.)   Address of Issuer's Principal Executive Offices:

             6113 Lemmon Avenue, Dallas, TX 75209
             -------------------------------------------------------------------

Item 2(a).   Name of Persons Filing:

             Gerald Van Tsai ("Reporting Person")
             -------------------------------------------------------------------

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             P.O. Box 900, Hanover, NH 03755
             -------------------------------------------------------------------

Item 2(c).   Citizenship:

             U.S.A.
             -------------------------------------------------------------------

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $.10 per share
             -------------------------------------------------------------------

Item 2(e).   CUSIP Number:

             405173105
             -------------------------------------------------------------------


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)  |_|   Broker or dealer registered under Section 15 of the Exchange
                   Act;

        (b)  |_|   Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c)  |_|   Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act;

        (d)  |_|   Investment company registered under Section 8 of the
                   Investment Company Act;

        (e)  |_|   An investment adviser in accordance with Rule
                   13d-1(b)(ii)(E);

        (f)  |_|   An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F);

        (g)  |_|   A parent holding company or control person in accordance
                   with Rule 13d- 1(b)(ii)(G);

        (h)  |_|   A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;

        (i)  |_|   A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment
                   Company Act;

        (j)  |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

        If this statement is filed pursuant to Rule 13d-1(c), check this box
        |X|

Item 4.      Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

            (a) Amount beneficially owned:

                Gerald Van Tsai owns of record 113,289 shares of the Issuer's common stock ("Shares").

                Paula Tsai, Gerald Van Tsai's spouse, owns 104,889 Shares.

                Trusts established for the Reporting Person's sons hold, respectively, 10,500 and 12,500 Shares. Two trusts established for the Reporting Person's daughter hold an aggregate of 11,000 Shares. Paula Tsai is co-trustee for each of these trusts (collectively, the "Trusts").

                                Page 3 of 5 pages

                The Reporting Persons' older son owns of record 20,585 Shares, their younger son owns of record 2,375 Shares and their daughter owns of record 12,400 Shares. The Shares held by their younger son and their daughter, an aggregate of 14,775 Shares, are held in custodial accounts, of which neither Reporting Person is the custodian.

                Gerald Van Tsai's mother owns of record 8,000 Shares and jointly owns with her husband 6,000 Shares.

                Gerald Van Tsai has been granted dispositive, but not, voting authority, over all the Shares owned of record by Paula Tsai, the Reporting Persons' children, the Trusts, his mother, and his mother and her husband.

                Paula Tsai hereby disclaims beneficial ownership of all the Shares owned of record by Gerald Van Tsai.

            (b) Percent of Class:

                Gerald Van Tsai may be deemed to have beneficial ownership of 301,538 Shares or 4.7% of the Shares. The percentage of beneficial ownership reflected in this statement is based upon 6,448,426 Shares outstanding at August 13, 2003, which number is set forth in the Issuer's report on Form 10-Q for the quarter ended June 30, 2003.

            (c) Number of shares as to which person has:

                (i)   Sole power to vote or direct the vote --
                          113,289
                (ii)  Shared power to vote or direct the vote --
                          None
                (iii) Sole power to dispose or direct the disposition of --
                          113,289
                (iv)  Shared power to dispose or direct the disposition of --
                          188,249 (includes all the Shares described in Item
                             4(a), except for those owned of record by Gerald Van Tsai).

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

             The Reporting Person, Gerald Van Tsai ceased to be the beneficial owner of more than five percent of the Shares. Currently, Gerald Van Tsai may be deemed to have beneficial ownership of 301,538 Shares or 4.7% of the Shares.


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock, is held by immediate family members of the reporting person, none of whom has such right or power with respect to five percent or more of the Issuer's common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

             None.


Item 8.      Identification and Classification of Members of the Group.

             None.


Item 9.      Notice of Dissolution of Group.

             None.

Item 10.     Certifications.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 12, 2003



                                            /s/ Gerald Van Tsai
                                            -----------------------------------
                                            Gerald Van Tsai




















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